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                                       REGISTRATION NO. 33-44849
                                       FILED PURSUANT TO RULES 424(b)(3) AND (c)

                PROSPECTUS SUPPLEMENT DATED DECEMBER 13, 1995 TO
                         PROSPECTUS DATED MAY 1, 1995,
       AS SUPPLEMENTED BY A PROSPECTUS SUPPLEMENT DATED NOVEMBER 28, 1995


          On December 8, 1995, the Board of Directors of WMX Technologies, Inc. (the "Company") authorized the repurchase by the Company of up to 25,000,000 shares of its common stock from time to time in the open market or in privately negotiated transactions over a 24-month period. On the same date, the Board of Directors of the Company's 56%-owned Wheelabrator Technologies Inc. subsidiary ("WTI") authorized WTI to repurchase up to 20,000,000 shares of WTI's common stock over a 24-month period. Both authorizations supersede existing common stock repurchase programs.

          The Company also announced that a largely non-cash exceptional charge of (Pounds)96.4 million (after tax) by Waste Management International plc ("Waste Management International"), a majority-owned subsidiary, would reduce the Company's net income in the fourth quarter of 1995 by approximately $111 million, or $.23 per share. The charge results from a review of Waste Management International's operations and structure and reflects Waste Management International's intention to refocus on its core waste services business. Waste Management International expects 1995 fourth quarter results to be below expectations and does not expect more than 5% to 10% growth in its earnings in 1996.

          As a result of the Company's ongoing strategic review, the Company's Rust International Inc. subsidiary ("Rust") will sell its process engineering and construction businesses and focus on its environmental and infrastructure consulting practices. The businesses to be sold are expected to generate $800,000,000 to $850,000,000 in gross revenues for Rust in 1995. Rust will engage investment bankers to review the operations selected for divestiture in order to determine whether their carrying value should be adjusted prior to sale. Depending on the outcome of this review, which is expected to be completed by the end of January 1996, the Company might record a non-cash charge in the fourth quarter of 1995.